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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                                (AMENDMENT NO. 5)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             BAYCORP HOLDINGS, LTD.
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                       (Name of Subject Company (issuer))

                             BAYCORP HOLDINGS, LTD.
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                  (Names of Filing Persons (offeror and issuer)

                           COMMON STOCK $.01 PAR VALUE
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                         (Title of Class of Securities)

                                    072728108
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                      (CUSIP Number of Class of Securities)

                               FRANK W. GETMAN JR.
                      President and Chief Executive Officer
                             BayCorp Holdings, Ltd.
                        1 New Hampshire Avenue, Suite 125
                         Portsmouth, New Hampshire 03801
                                 (603) 766-4990
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      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                      Copy to: RICHARD A. SAMUELS, ESQUIRE
                       McLane, Graf, Raulerson & Middleton
                            Professional Association
                          900 Elm Street. P.O. Box 326
                      Manchester, New Hampshire 03105-0326

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                            Calculation of Filing Fee


            Transaction valuation*           Amount of filing fee

               $126,225,000                       $11,613




*Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, based upon the purchase of 8,500,000 shares of common stock, par value $0.01 per share, at the tender offer price of $14.85 per share in cash.

[ X ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration
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        statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,613

Form or Registration No.: 005-50357

Filing Party: BayCorp Holdings, Ltd.

Date Filed: January 31, 2003

[   ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ]   third-party tender offer subject to Rule 14d-1.

[ X ]   issuer tender offer subject to Rule 13e-4.

[ X ]   going-private transaction subject to Rule 13e-3.

[   ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer:   [ X ]

INTRODUCTION.

This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO filed by BayCorp Holdings, Ltd., a Delaware corporation ("BayCorp" or the "Company"), on January 31, 2003, as amended by Amendment No. 1 thereto filed by the Company on February 21, 2003, Amendment No. 2 thereto filed by the Company on February 27, 2003, Amendment No. 3 thereto filed by the Company on March 4, 2003, and Amendment No. 4 thereto filed by the Company on March 19, 2003, (as amended, the "Schedule TO"). The Schedule TO relates to the issuer tender offer by BayCorp to purchase up to 8,500,000 shares of its common stock, $0.01 par value per share, at $14.85 per share (the "Purchase Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Offer to Purchase dated January 31, 2003 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal") which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the Offer.

This Amendment No. 5 is filed in satisfaction of the reporting requirements of Rule 13e-4(c) promulgated under the Securities Exchange Act of 1934, as amended.

ITEMS 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11 AND 13.

Items 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11 and 13 of the Schedule TO are hereby amended and supplemented by incorporating therein by reference the press release issued by the Company on March 24, 2003 reporting the final results of the tender offer, a copy of which is filed herewith as Exhibit (a)(5)(F) to the Schedule TO.
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ITEM 12.  EXHIBITS.

Item 12 is hereby amended and supplemented by adding the following exhibit:

(a)(5)(F) Press Release, dated March 24, 2003.




                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              SCHEDULE TO AND SCHEDULE 13E-3

                              BAYCORP HOLDINGS, LTD.


                              By:    /s/ Frank W. Getman Jr.
                                     -------------------------------------------
                              Name:  FRANK W. GETMAN JR.
                              Title: PRESIDENT AND CHIEF EXECUTIVE OFFICER

                              Dated:  March 24, 2003

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                                  EXHIBIT INDEX

EXHIBIT NUMBER          DESCRIPTION

(a)(5)(F)               Press Release, dated March 24, 2003.